UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 14D-9
          Solicitation/Recommendation Statement under Section 14(d)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                           Titanium Metals Corporation
                            (Name of Subject Company)

                           Titanium Metals Corporation
                       (Names of Persons Filing Statement)

         65/8% Convertible Preferred Securities of TIMET Capital Trust I Convertible Preferred Securities Guarantee of Titanium Metals Corporation
                         (Title of Class of Securities)

                             887381408 and 887381309
                      (CUSIP Number of Class of Securities)

                                J. Landis Martin
                Chairman of the Board and Chief Executive Officer
                           Titanium Metals Corporation
                            1999 Broadway, Suite 4300
                                Denver, CO 80202
                                  303-296-5600
                 (Name, address, and telephone numbers of person
                        authorized to receive notices and
                 communications on behalf of the persons filing
                                   statement)

                                 With Copies to:

                               Thomas R. Stephens
                      Bartlit Beck Herman Palenchar & Scott
                                  1899 Wynkoop
                                    8th Floor
                                Denver, CO 80202
                                  303-592-3100

   __ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 amends and supplements the Schedule 14d-9 Solicitation/Recommendation Statement under Section 14(d)(4) of the Securities Exchange Act of 1934 filed on May 7, 2003 (the "Schedule 14d-9") by Titanium Metals Corporation, a Delaware Corporation ("TIMET"), relating to an offer by Valhi, Inc. to purchase up to 1,000,000 6?% Convertible Preferred Securities, Beneficial Unsecured Convertible Securities, liquidation preference $50 per security (the "Securities"), which represent undivided beneficial ownership interests in the assets of TIMET Capital Trust I, a Delaware statutory business trust (the "Trust"), at a purchase price of $10.00 per Security, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 5, 2003 and in the related Letter of Transmittal, together with any amendments or supplements thereto. Capitalized terms used and not otherwise defined herein shall have the meanings assigned to them in the Offer to Purchase or the Schedule TO.

Item 1. Subject Company Information.

Item 1 of the Schedule 14d-9 is amended to add the following:

As of May 7, 2003, 3,180,182 shares of TIMET's common stock, $.01 par value, were outstanding, as reported in TIMET's Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the Securities and Exchange Commission.

Item 4. The Solicitation or Recommendation.

Item 4 of the Schedule 14d-9 is amended to add the following:

TIMET did not, nor did the Trust, prepare any valuations of the Securities in connection with the Offer, and neither of them received any third-party reports related to the Offer.

The decision that TIMET would not make a recommendation with regard to the Offer was made by the non-employee directors that were not related to Valhi. Because TIMET's obligations under the terms of the Securities will not be altered as a result of the Offer, such directors did not believe that TIMET had any conflicts of interest in connection with the Offer.


                                    SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                 /s/ Joan H. Prusse
                                 ------------------
                                 (Signature)
                                 Joan H. Prusse
                                 Vice President, General Counsel and Secretary

May 23, 2003

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